SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO-C

                                  (Rule 13e-4)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                             SCITEX CORPORATION LTD.
                       (Name of Subject Company (Issuer))

                        SCITEX CORPORATION LTD. (Issuer)
                  (Name of Filing Person (Identifying Status as
                        Offeror, Issuer or Other Person))

             ORDINARY SHARES, NIS 0.12 NOMINAL (PAR) VALUE PER SHARE
                         (Title of Class of Securities)

                                    809090103
                      (CUSIP Number of Class of Securities)

                                  Yahel Shachar
                             Chief Financial Officer
                             Scitex Corporation Ltd.
                             Tel: + (972) 3-607-5855
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With Copies to:
      David Fox, Esq.                                Oded Eran, Adv.
      Skadden, Arps, Slate, Meagher & Flom LLP       Nechama Brin, Adv.
      Four Times Square, New York, New York 10036    Goldfarb, Levy, Eran & Co.
      Telephone: (212) 735-3000                      2 Ibn Gvirol Street
                                                     Tel Aviv 64077, Israel
                                                     Telephone: (972 3) 608 9999
                            CALCULATION OF FILING FEE

                   TRANSACTION VALUATION    AMOUNT OF FILING FEE


                           N/A*                N/A*

* Pursuant to Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

     [ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: _____________          Filing Party: ______________
     Form or Registration No.:____________         Date Filed: _________________

     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.
     |X| issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                IMPORTANT NOTICE

The following communication is not an offer to buy or the solicitation of an offer to sell any securities of Scitex. The possible tender offer that is described in the following communication has not yet commenced. Once a tender offer commences, Scitex will file a tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) with the Securities and Exchange Commission (SEC) and the Israeli Securities Authority
(ISA). Shareholders should read the tender offer statement when it becomes available because it will contain important information about the offer. The tender offer statements and other filed documents will be available at no charge on the SEC's website at http://www.sec.gov and on the ISA's website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting Scitex's corporate secretary at 972-3-6075855. Shareholders are urged to read these materials carefully before making any decision with respect to any tender offer.

                           FORWARD LOOKING STATEMENTS

Except for the historical information in the following communication, the matters discussed therein include forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond Scitex's control) may be identified by the use of forward-looking terminology, such as "may", "can be", "will", "expects", "anticipates", "intends", "believes", "projects", "potential", "are optimistic", "view" and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development,
(2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in domestic and foreign economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of Scitex's accounting policies,
(7) risks relating to the integration of new businesses, (8) uncertainty of outcome of shareholders litigation, (9) uncertainty as to the completion or timing of the contemplated cash distribution and self tender offer and (10) the other risk factors detailed in Scitex's most recent annual report and other filings with the US Securities and Exchange Commission. Except as may be required by law, Scitex does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

                                      # # #


The following is a script from a conference call conducted by Scitex Corporation Ltd. on March 2, 2004:


[Explanatory Note: The areas in the following script that are marked by a series of dots ("...") indicate those areas where we were unable to distinguish particular words and phrases and/or incomplete sentences when one speaker is interrupted by another.]

Moderator:    Ladies and gentlemen, thank you for standing by. Welcome to the
              2003 annual and fourth quarter conference call results. At this time all participants are in a listen-only mode. Later we will conduct a question and answer session. Instructions will be given at that time. As a reminder this conference is being recorded. I would now like to turn the conference over to our host, Chief
              Financial Officer, Yahel Shachar. Please go ahead.

Y.Shachar:    Thank you and good evening, everyone. Scitex announced
              its 2003 annual and fourth quarter results this morning. I trust that most of you by now have received a copy of the press release, but if you need one, our press release is available on our Web site at www.scitex.com. We have with us today on the call the following executives of Scitex; Raanan Cohen, President and Chief
              Executive Officer of Scitex Corporation, Ltd.; Dov Ofer, President and Chief Executive Officer of Scitex Vision, Ltd. and myself,
              Yahel Shachar, Chief Financial Officer of Scitex Corporation, Ltd.

              Before we get going, I would like to refer you to our Safe Harbor statement. Specifically, I would advise you that some of the information that we are providing you during this conference call may include forward-looking statements. There are various important factors that may cause the company's actual results to differ significantly from those set forth in the forward-looking statement. These factors are discussed in the company's most recent annual report and other filings with the Securities and Exchange Commission.

              With that behind us, I would now like to turn the call over to Raanan Cohen, Scitex President and CEO. Over to you, Raanan.

R.Cohen:      Thank you, Yahel, and welcome, everyone. During 2003,
              Scitex went through several major events; combining the operations of Aprion Digital with Scitex Vision, selling the remaining shares of Creo and last, but certainly the most significant event, selling the business of SDP to Eastman Kodak for $262 million in cash. This transaction was closed on January 5th this year and most of its implications will show on our Q1 '04 results.

              Now I'll get into a bit more details on the main events. In January of 2003, Aprion Digital acquired the outstanding shares of Scitex Vision in exchange for shares in Aprion. As a result of the transaction, Aprion that now adopted the name Scitex Vision, became the majority owned subsidiary of Scitex. Scitex Vision went in 2003 through a process of combining the operations of the two companies into one operational unit, reducing duplications and increasing efficiencies.

              Scitex Vision's financial results in 2003 demonstrated its leadership and strength in the markets in which it operates. Scitex Vision achieved record sales results in 2003. It crossed the $100 million sales bar and achieved approximately $103 million of sales. Scitex Vision demonstrated improvement in its sales quarter by quarter and also in its operating income, excluding one-time intangible write-off of $3 million in Q4.

              In November, Scitex entered into an agreement to sell substantially all the assets of SDP to Kodak for $262 million. As we previously announced as a result of the transaction, Scitex is expected to record a net gain of approximately $60 million. Approximately $8 million out of this net gain were recognized in this fourth quarter of 2003 as a tax benefit expected to be utilized and the remainder of $52 million will be recorded in the first quarter of 2004.

              Also, as a result of the transaction, the results from operations of SDP have been reported as discontinued operations, and the consolidated results from continuing operations of Scitex no longer include the revenues and expenses directly attributed to SDP. Similarly on the balance sheet, SDP's assets and liabilities sold are presented separately as discontinued operations line items. Information for prior periods has been reclassified to reflect these changes.

              Following the SDP transaction, we announced our intention to distribute an amount of approximately $118 million to our shareholders. The company intends to divide these amounts into two parts. We intend to distribute the cash payment to the shareholders of $2 per share, totaling approximately $86 million and the balance of approximately $32 million is intended to be distributed to the shareholders through a repurchase of shares from Scitex shareholders by means of an self tender offer by the company.

              The division of the $118 million between cash distribution and distributions through share repurchase is intended to provide our shareholders with greater flexibility in determining how each of them wish to participate in the overall distribution, and it opens possibilities to increase the amount of shares distributed or to increase their proportionate share holdings after the tender offer will be completed.

              Both the distribution of the $86 million of cash and the $32 million of cash are subject to satisfaction of several conditions, including the approval of the shareholders and the Israeli District Court approval. Scitex recently filed for an application, seeking for the court's approval.

              As a final remark before I turn to Yahel, and he will review in more details the financial figures, I would say that Scitex financial capabilities following the SDP transaction and the planned distribution to the shareholders will enable us to further support the development of Scitex and its affiliates. Yahel, I suggest that you will now review the financial figures.

Y.Shachar:    Thank you, Raanan. Let's move for the financial results.
              On a consolidated basis, the Scitex revenues, effectively the revenues of Scitex, Vision for the fourth quarter of 2003 were $28.5 million, an increase of 36% from $20.9 million in the fourth quarter of 2002. Our operating loss was $3.5 million, compared to $1.7 million in the fourth quarter of 2002.

              In the fourth quarter, we had also recorded amortization of intangibles of $1.4 million, write-down of intangibles of $3 million and restructuring cost of $400,000. Loss from continuing operations was $3.5 million, primarily associated with the write-down of intangibles and restructuring costs compared to a loss of $27.3 million in 2002.

              For the year 2003, revenues from continuing operations, again Scitex Vision, were $102.9 million, an increase of 20% from $85.7 million in 2002. Operating loss in 2003 was $12.3 million, compared $3.7 million in the fourth quarter of 2002. In 2003, Scitex also recorded amortization of intangibles of $5.9 million, write-down of intangibles of $3 million and the restructuring cost of $1.6 million.



              Geographically, the Americas contributed 40% of 2003 revenues from continuing operations, followed by Europe with 36% of revenues, and the Far East and the rest of the world with 24% of revenues.

              Results from discontinued operations contributed income of $11.5 million for the fourth quarter of 2003, and $20 million for fiscal year 2003, including $8 million arising from tax benefit in respect of the sale of the operations of SDP.

              As previously announced, Scitex is expected to record a gain of approximately $60 million as a result of the transaction for the sale of SDP's operations. Out of this sum, approximately $52 million will be recorded in the first quarter of 2004, and approximately $8 million was recognized in the fourth quarter of 2003 as a tax benefit related to the expected utilization of carry-forward tax losses.

              Net income including from continuing and discontinuing operations reported by Scitex for the fourth quarter of 2003 amounted to $8 million, compared to a net loss of $28 million in the fourth quarter of 2002. Net income, including income from continuing and discontinuing operations for fiscal year 2003, amounted to $1.4 million, compared to a net loss of $32 million in 2002.

              Last, some balance sheet information. Scitex cash, cash equivalents and short-term investments at the end of 2003 on a consolidated basis was $61.1 million, a significant increase from $17.8 million at the end of 2002, mainly due to the previously disclosed sale of Scitex remaining shares in Creo in June and August of 2003.

              During the fourth quarter, receivables increased to $46 million, mainly due to increased revenue level and extended payment terms. Inventory in the fourth quarter slightly increased to $22.6 million. The figures above relate only to continuing operations.

              As for Scitex Vision, its revenue for the fourth quarter of 2003 was $28.5 million, an increase of 36% from $20.9 million in the corresponding quarter of 2002, and an increase of 7% from $26.7 million in the third quarter of 2003. Scitex Vision had an operating loss of $2.4 million in the fourth quarter of 2003, compared to $1.1 million in the fourth quarter of 2002 and an operating income of $300,000 in the third quarter of 2003.

              Scitex Vision recorded in the fourth of 2003 amortization of intangibles of $1.1 million, write-down of intangibles of $3 million and restructuring costs of $400,000. For the fiscal year 2003, revenues were $102.9 million, compared to $85.7 million in 2002, reflecting 20% increase. Scitex Vision had an operating loss of $8.3 million in 2003 compared to an operating loss of $600,000 in 2002. Scitex Vision also recorded in 2003 amortization of intangibles of $4.7 million and one-time charges write-down of intangibles of $3 million and restructuring cost of $1.6 million.

              As previously reported in April 2003, a notice was received from the Israel tax authorities assessing approximately $6.5 million of Israeli income taxes for the years 1995 through 2000 in respect of Scitex Vision International In January 2004, a settlement was reached with the Israeli tax authorities, whereby Scitex Vision will pay approximately $1.8 million in 24 monthly installments commencing April 2004 in full settlement of the audit. The audit covers also 2001.

              This completes my review and our part. We would like to thank you for your attendance and attention. Now we will be very happy to take your questions.

Moderator:  Our first question comes from the line of Ding Chun from Farallon.
            Please go ahead.

D. Chun: Thanks very much for having this conference call. I have actually a three-part question. Number one, the $2 dividend, is that going to be treated as a return of capital or as a regular dividend, and how much withholding would that be for shareholders? Number two, how much debt is at the parent level? How much debt is at the Vision level? We are looking at a consolidated statement, but if you can please help us understand where the debt resides, that'll be terrific. Number three, when you talk about doing a tender to buy back $32 million of equity, so some shareholders will become a majority shareholder, is it reasonable to assume that the board with consider a reasonable premium for shareholders to the minority shareholders who will be basically giving up the control of the company?

R. Cohen:     Okay I'll try to address your questions. This is Raanan
              speaking. Let's start with the first one regarding the $2 dividend, is it return of capital or dividend. First of all, it's a distribution, it's not a dividend. The company does not have accumulated profit that they can divide, that they can distribute dividends from. Therefore, we need to go to the court to get a capital reduction approval, and this would be a distribution to the shareholders.

              The taxation question is a question that where the company cannot tell you at this point. We will try to see what the tax withholding requirements we will have, but the taxation level, of course, is dependent on each of the shareholders.

              Regarding your second question regarding the debt, Yahel, please address the question.

Y.Shachar:    The first thing I want to add one point for the first
              question. The point is that I believe you asked the question from a U.S. tax perspective. I don't think that we will characterize in any event, the distribution as a return of capital or a dividend or some other form, but we are checking it as well.

              As regards to the debt, we don't have it at the level of Scitex Corporation. We don't have a debt at all, all debt that's on our balance sheet is relating to our subsidiary, Scitex Vision, which has $33 million of net debt. If you see our balance sheet, it is composed of $50 million of debt and around $18 million as a restricted deposit.

              Now Raanan, if you want to continue with the tender offer question.

R. Cohen:     Yes, your last question was regarding the tender offer
              pricing, basically, the pricing of the tender offer is not yet determined. The pricing of the tender offer will have to be determined and will go to the shareholders for approval. A general comment, this would be probably a formula, not an actual price at this point; but it would be a formula and when it will be decided, of course, it will be announced and will actually go to approval of the shareholders.

Moderator:    Our next question comes from the line of Sergey Vastchemok from
              CIBC.  Please go ahead.

S.Vastchemok: Congratulations on your recent most increase of the shareholders'
              value. As you are becoming purely an operating company, moving from a holding company to an operating company, the focus is primarily on the Scitex Vision, I see we could provide some guidance for Scitex Vision revenue for this year, at least for the coming quarter for this quarter.

R.Cohen:      Yahel, will you answer that?

Y. Shachar:   Two things: I don't think that we are moving now to an
              operating company from a holding company. I remind you we still have other companies that we hold; we will have more than $130 million in cash that we can use for general corporate use. So I don't think that you can characterize us in that point. Secondly, we don't give any guidance for the future, either for Scitex or for Scitex Vision.



S. Vastchemok: Okay could you at least specify the  competitive  landscape you've seen recently in terms of your completion to view the ....
               Dov, will you answer that?

D. Ofer: Yes, hello. There is no doubt today that with the results we announced in Q4 of more than $28.5 million of sales, today Scitex Vision is the market share leader in our relevant market. You know the results of Nur, our sales are about 50% higher than Nur sales and though Vutek is a private company, which we do not their exact sales, we are confident they're somewhat lower than ours.

              We are operating in a competitive environment not only from Nur and Vutek, there are a few newcomers into this market, but we feel very confident about our position, due to our very wide product portfolio, new product launches. Some of our products really are beyond the scope of our competition. We just recently introduced the Scitex turbo jet, which is by all means, the fastest wide format digital printer in the world, reaching 400 square meters an hour, where all our competition is at the maximum level of about 100 square meters an hour. So we feel we have unique products and we have demonstrated in 2003 continuous growth in sales quarter over quarter and a continuous improvement in our bottom line as well. We're optimistic about our ability to continue.

Moderator:    Our next question comes from the line of Julia Grice with Amajac
              Capital Management.  Please go ahead.

J. Grice:     I actually have several questions. On the product side, can you give us an update of how many units you have installed worldwide? Also a little bit of an update on how well the turbo jet launch has gone, obviously, it was a Q3 launch. What kind of progress was made in Q4? Then I have a few more questions after that.

D.Ofer:       Yes, this is Dov Ofer speaking. Scitex Vision has roughly
              1,250 systems installed worldwide. We are increasing our installed base at a rate of about 80 systems per quarter now. Again, coming to the previous question, I believe that this is the largest installed base in the industry today.

              Concerning the turbo jet, the acceptance has been excellent. We have installed three beta systems right after the launch last October, and we are planning to take the machine out of beta this month by the end of this month. We have significant backlog of orders, actually covering all our capacity, all of the machines that we have produced this quarter, as well as the machines that are planned to be produced in the second quarter. So overall, I feel very good about this product.

J. Grice:     It sounds good. As far as the margins go, you generated a 45%
              gross margin in Q4 for Scitex Vision; is that sustainable on a go forward basis?

D. Ofer:      Yes, I believe so.

J.Grice: On the press release you put out regarding the SDP sale, you made a comment or there was a comment in the press release that you would have $135 million cash post the distribution. Can you give us a little more color as to what assumptions were made? Would that assume that the debt on the balance, the current balance sheet, has been paid down? Any other color you can give us, as to kind of what made up that $135 million because if I take $262 million less the $118 million, that's $144 million. Obviously, they are going to be some taxes paid, but you've got $61 million on the balance sheet right now. So can you help us get a little better grasp, as to where that $135 million number comes from?



R.Cohen:      Yahel, can you refer to the question?

Y.Shachar:    Yes, I don't want to get into the specific math right,
              but in general, the $135 million that we said is net of the taxes and transaction expenses. Also it doesn't include the $50 million debt that we have on the balance sheet that belongs to Scitex
              Vision, our subsidiary, which I said before is $33 million in net.
              Basically, the bottom line is after the distribution and the repurchase of shares aggregating to $118 million, we will have an also payment to the tax authorities, as we are estimating today, we will have to a tune of $135 million. We can do it, Julie, we can do it offline if you would like to do it later on.

J.Grice: Yes I would like that, okay. Just a few more questions and I'll let somebody else take over. On a go-forward basis, what kind of taxes will you be paying for at the corporate level? Then also if you could give us an update on the long-term investments that you have, are any of them currently for sale or a possible acquisition candidates by you?

Y.Shachar:    If I proceed for the tax, basically the corporate today
              is not an operative unit, so it has ordinary tax, but it has enough losses as of today to absorb the tax. This is for your first question. Raanan, will you want to relate to specific investments?

R.Cohen: I cannot relate to any specific investment at this point. I will just again say that our financial capabilities allows us today to develop Scitex and its affiliates and give us the flexibility to do so, of course, our main goal is to see how we do it.

J.Grice: But there was something in the press awhile back, a month or so ago, that RealTimeImage was possibly in talks with Kodak. You're obviously a 14%, I think, shareholder in that. Is there anything going on there that we should be aware of as shareholders?

Y.Shachar:    If I may, I refer you to the specific press release of
              KPG and RealTime. KPG is a subsidiary of Kodak and a subsidiary of Sun Chemicals, 50% each. Basically the press release provides that RealTimeImage is selling the Graphic Art Division and remains with its Medical Division. I don't see any, at this point, first of all, the transaction is not closed; and secondly, I don't see any direct impact at least in the foreseen future on Scitex.

Moderator:    We have a follow-up question from the line of Ding Chun with
              Farallon.  Please go ahead.

D.Chun: One more detail: where do you stand with the banks on the covenants for Scitex Vision at this stage? Are you in compliance, are you still renegotiating? Where do you stand there?

R.Cohen:      Dov, would you address it?

D. Ofer: Yes, the answer is simple, we have two basic covenants, one relates to the ... operational results of the company. The company's in full compliance with these covenants. Due to the write-off of technology that we did in the last quarter,we were below the covenant for the equity, but we approached the banks prior to that and the banks have given us a grace for six months to recover that. Right now, we are in full compliance and agreement with the banks.

D. Chun: Is there reason to assume that some of the cash at that parent level will be used to pay down the debt at the Scitex Vision level, if that's a growth path the management wants to take the company?



Y.Shachar:    First of all, it's a separate company and the debts reside in the
              Scitex Vision level. This is one fact; however, if Scitex Vision needs cash to further its growth and Scitex will think it's a good investment, then it is reasonable to assume that we will use our financial strength to support our main holding. It's not for repayment of the debt.

D. Chun:     Sorry, thanks for the explanation.

Moderator:   We have a question from the line of Louis Meyer from Oscar Gruss and Sons. Please go ahead.

L. Meyer:    I have a couple quick questions, timing of the distribution, will that be made before the share buyback occurs?

R.Cohen: Yes, the idea is first, to do the distribution and then, to do the share buyback.

L. Meyer:    In that case, you'd be able to buy back more shares. Is that the point of that timing?

R.Cohen: It's not out of that. The only thing is that once you will have the approval from the court to the distribution from the shareholders, then you can immediately distribute the money in terms of timing while you start then the share repurchase offer, that takes a bit longer in time. So there's a relation to that, it's a certain time that the offer should be open. Therefore, this is only reason. Otherwise, it's basically the same, because the idea is to divide the amount, to distribute it to the shareholders.

L.Meyer: Also, Clal Industries and Discount Investment, can you give me a little more color of what their intentions may be in the tender, given what you said in the press release, that they may own more than 45% of the aggregate voting rates?

R.Cohen: At this point, this is the only thing we can say because we do not know of any formal intention; however, this is certainly might be a result of the tender offer. So they might increase their share and any other shareholder.



L.Meyer: And any sense or can you give a color relative to the price of the tender offer relative to the fact, that if they don't tender, it's likely they may go over 50% or own more than 50% of the stock? Will that be priced into the tender offer price?



R. Cohen:     As I mentioned  already to a previous  question,  the pricing will be determined at a later stage and basically will have to be determined,  and it will be approved by the  shareholders.I will just tell you one thing that they  already hold 44% of the shares, so it's not that.... (Background noise)

L.Meyer: Last just a mechanical question. The restricted cash, can you give me some background on that, and is there any possibility that the company may have access to that at some point in the future?

R.Cohen: The restricted cash balance is inside the Vision as we explained before and, Dov, would you answer that?

D.Ofer: Right now, the company is operating, utilizing its own cash flow, and I think that the cash that is available for the company today is sufficient for what it needs. The issue will require us, if we decide to go to the direction to renegotiate with the banks and if we feel that it's needed, we'll renegotiate with the banks.

L. Meyer:     Okay so it's  currently  restricted  by - the cash balance is not available,  due to bank  restrictions,  is what you're saying.

D.Ofer:      That's right.

Moderator:   We have a follow-up question from the line of Sergey Vastchemok from CIBC. Please go ahead.

S.Vastchemok: A quick follow-up question to Dov. I would appreciate it if we can give some more color of flatbed printer competition with Tempo by Nur and how do you see your prospects in this area?

D.Ofer: Okay, the flatbed print arena in our market is highly competitive, not only from the Tempo of Nur; it's a relatively new product, but also a product coming from Vutek from an English company, called Inkar, a Italian/German company called Durst and a few other companies. The market in this respect is crowded, however, this is also the fastest growing segment in the market.

              Scitex Vision has two products for the flatbed market. One is our Scitex Core Jet, which is based on the ... technology, which is a flatbed machine; it's the fastest flatbed machine in the market, it's the highest resolution one. This is the top of line of the market, mainly going to the largest screen printers and the major players in the corrugated display markets.

              In this category, we feel very confident because there is no product even close to the performance of our Core Jet. However, this is the very high end of the market and this kind of product, which requires the customer an investment at the level of million dollars between what they need to pay us and what they need to invest in preparing their sites is a very defined niche.

              In the main market, we are competing with a product called the Scitex Vjet, which utilize UV technology similar to the ones used by the whole line of competition. Our product has some unique features relative to the others. We are selling it, based on its unique features; however it is, as I mentioned before, a very competitive environment.

S.Vastchemok: Can you specify how many Vjet units you have sold the last quarter and the pricing for these two products?

D.Ofer:       Yahel, is this kind of information that we're giving?

Y. Shachar:   Pricing, pricing for sure and I think we can say that in 2003, we can give some rough numbers for the sale for the Vjet.

D. Ofer: Okay, the price level of the Vjet, the average price is about $300,000. The number of systems that we have installed in the market today is in the range of about 15.

S.Vastchemok: Okay and for Core Jet, what is the pricing there?

D. Ofer: The pricing of the Core Jet, as I mentioned before, is around $800,000 a full system and we are getting close to the installation of the 20th system.

Moderator:    We have a follow-up question from the line Julie Grice from Amajac
              Capital Management.  Please go ahead.

J.Grice: Just one more question, you made an announcement regarding your IRS audit the other day. I'm just trying to get an understanding of how much was actually reserved and when would we expect to see the cash come off the balance sheet to pay these fees, and if there'll be any reversals on the accrued liability.


Y.Shachar:    I divide my answer to two: regarding the payment, we
              expect the payment, I think, in the next few weeks in the next coming weeks. Again, we started the aggregate number, which composed of federal interest and state tax will be in the range of $7 million to $14 million.

              It is very complicated because it is concerning state tax and interest and we have dozens of states involved. We don't know the actual number, so your second or first question regarding reserves, the only thing that we said is that we have enough reserves to absorb the cash payment. I don't want to relate at this stage, if we have any release for allowances and so forth.

Moderator:    There are no further questions.  Please continue.

Y.Shachar:    Alright, so that concludes the Scitex Corporation
              conference call to discuss our 2003 and our fourth quarter results. May I remind you, that Scitex is providing the rebroadcast of its conference call online through www.scitex.com until March 9, 2004. Thank you.

Moderator:    Ladies and gentlemen, that does conclude our conference for today.
              Thank you for your participation and for using AT&T Executive
              Teleconference. You many now disconnect.



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